[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 5, 2010

VIA EDGAR AND FASCIMILE

Susan Block

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-7010

Re:	Metals USA Holdings Corp.
Amendment No. 5 to Registration Statement on Form S-1
Filed on February 12, 2010
File No. 333-150999

Dear Ms. Block:

On behalf of Metals USA Holdings Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding the filing referenced above, which you delivered in a letter dated February 26, 2010.

We are providing under separate cover five copies of Amendment No. 6 to the above-referenced Registration Statement (“Amendment No. 6”), which reflects the Company’s responses and additional and revised disclosure. Two copies of Amendment No. 6 are marked to show changes from the filing of Amendment No. 5 to the Registration Statement on Form S-1 on February 12, 2010. We are providing courtesy copies of Amendment No. 6, clean and marked, to Kristin Shifflett, Margery E. Reich and Lauren Nguyen of the Staff.

For your convenience, the text of the Staff’s comments is set forth in bold followed by the Company’s responses. All page references in the responses set forth below refer to pages of the Amendment No. 6. Terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

March 5, 2010

Registration Statement on Form S-1

Risk Factors, page 16

Our business, financial condition, results of operations and cash flows, page 16

1.	We note your response to prior comment 4. Please also revise the subheading here to indicate whether you are in the high or low cycles of steel prices. Refer also to the previous comment 7 in our letter dated December 17, 2009.

Response: The Company has revised the Registration Statement on page 16 in response to the Staff’s comment.

Covenant Compliance, page 55

2.	We note your response to prior comment 5. We note that your inability to satisfy the terms of the negative covenants in the debt agreements limits or prohibits you from taking certain corporate actions. We further note the lists of covenants related to the 2007 Notes and the Metals USA Notes on pages 115 and 117. Please revise the last paragraph under this section to disclose the corporate actions which have been limited or prohibited due to your inability to satisfy the negative covenants.

Response: The Company has revised the Registration Statement on page 56 in response to the Staff’s comment.

Financial Statements

Note 1. Organization and Significant Accounting Policies

Summary of Significant Accounting Policies

Subsequent Events, page F-7

3.	We note your subsequent event disclosure in accordance with ASC 855. However, please clarify the reason you are referring to your “unaudited” consolidated financial statements or revise to indicate that the financial statements are audited.

Response: The Company has revised the Registration Statement on page F-7 in response to the Staff’s comment.

Goodwill, page F-9

4.	In view of your recent operating results and the uncertainty in the market, please expand your goodwill disclosure to discuss your methodology for assessing goodwill impairment, including your significant assumptions and estimates. Consideration should also be given to adding disclosure within the critical accounting policies discussion in your MD&A section, should you determine that the assumptions and judgments used in your goodwill valuation include a sensitivity aspect which merits disclosure. Please revise or advise.

March 5, 2010

Response: The Company has revised the Registration Statement to expand its disclosure in Note 1 on page F-9 to include discussion of goodwill impairment, including impairment indicators, a description of the two-step process used to determine goodwill impairment, as well as significant assumptions and estimates used in determining reporting unit fair values. The Company supplementally advises the Staff that the Company considered adding disclosure within its critical accounting policies discussion in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement. Ultimately, the Company did not provide such additional disclosure because the Company does not currently believe that goodwill is a critical accounting policy, as it does not reach a high level of importance to the Company’s financial position and its results of operations, and because the Company’s estimates around the goodwill impairment test were not highly sensitive to deviations of actual results from management’s assumptions as of December 31, 2009.

5.	Reference is made to the segment disclosures in Note 13. If any of your reporting units have fair values that are not substantially in excess of carrying value, please identify any such units and tell us the percentage by which fair value exceeded carrying value as of the date of your most recent test.

Response: The Company supplementally advises the Staff that the fair values of its reporting units as of December 31, 2009 were substantially in excess of the respective reporting units’ carrying values. As calculated in the Company’s most recent Step 1 test under ASC 350-25-4 as of December 31, 2009, the fair values of the Company’s reporting units exceeded the carrying values in a range from 58% to 182%.

6.	In your Dec. 30, 2009 response to comment 12 from the staff letter dated Dec. 17, 2009, you explained your position that no goodwill impairment indicators were present at June 30, 2009 which would cause an interim test of goodwill impairment. This conclusion was based on your forecast for profitability and improving business conditions. However, it appears that such improvements have not transpired, as your net sales and operating results in each quarter of 2009 showed significant declines from the comparable prior year quarters. Please tell us how your projected future cash flows at June 30, 2009 compared to actual results.

Response: The Company supplementally advises the Staff that, although the Company’s actual results deviated from the Company’s June 30, 2009 projections, the Company showed significant improvement in profitability on a sequential basis during the latter half of 2009 compared to the first six months of 2009. On a consolidated basis, the Company generated EBITDA of $28.7 million for the six months ended December 31, 2009, versus EBITDA of negative $29.6 million for the first six months of 2009. As of June 30, 2009, the Company had projected EBITDA of $87.3 million for the six months ended December 31, 2009. The Company’s actual cash flow increased significantly for the six months ended December 31, 2009 versus the Company’s forecast for the same period. As of June 30, 2009, the Company had projected positive cash flow of $8.0 million for the six months ended December 31, 2009. The Company generated $60.9 million of cash flow from operations over the same period.

March 5, 2010

As a metal service center company, the Company operates within a cyclical, commodity-based industry. For companies in its industry, the volatility associated with metal prices is a complicating factor in financial statement analysis. Investors must consider current operating earnings relative to the business cycle, which is sensitive to both the general economy and industry-specific factors. The Company believes that it experienced both the top and the bottom of the business cycle during 2008 and 2009 as global steel prices reached record highs during the first half of 2008 only to be followed by the global economic crisis and weak steel demand and prices during the latter half of 2008 and the first half of 2009. As a result, the Company believes that the true earnings power of its business cannot be reasonably estimated with a year-over-year comparison of 2008 versus 2009 and instead must be reviewed on a sequential basis and/or normalized over the economic cycle.

In response to the decline in demand and pricing the Company experienced beginning in the latter half of 2008 and which continued through mid-June 2009, the Company reduced its inventories to better align its inventory supply with lower levels of demand. The Company’s accounts receivable balance decreased due to lower sales levels during the same period. These reductions in inventory and accounts receivable that occurred from the latter half of 2008 through mid-June 2009 were largely in place as of June 30, 2009. As of December 31, 2008, the Company’s total assets were $1,088.2 million compared to $722.1 million as of June 30, 2009, a decrease of $366.1 million during the six month period ending June 30, 2009. Total assets were further reduced to $627.8 million as of December 31, 2009, for a total asset reduction of $460.4 million between December 31, 2008 and 2009, respectively. For the first six months of 2009, the Company’s net cash provided by operating activities was $183.0 million, compared to $243.9 million for the twelve months ended December 31, 2009. The primary contributors to the Company’s cash flow from operations were reductions in accounts receivable and inventories. Inventory tonnage on hand as of June 30, 2009 was reduced 31.9% from December 31, 2008.

The effect of these significant reductions to operating assets as it relates to potential goodwill impairment was to substantially reduce the carrying values of the Company’s reporting units. As the Company advised the Staff in the response to comment 5 above, the fair values of its reporting units as of December 31, 2009 were substantially in excess of the reporting units’ carrying values. This excess was primarily attributable to a significant decline in carrying values due to reductions in operating assets (primarily accounts receivable and inventories) over the period. The carrying values of the Company’s reporting units that were tested for goodwill impairment as of December 31, 2009 decreased in a range from 11% to 77% from the prior year end. At the same time, the fair values of the Company’s reporting units remained relatively constant as of December 31, 2009 compared to December 31, 2008. As a result, the estimates and assumptions used in management’s forecast for profitability as of June 30, 2009 and as of December 31, 2009, respectively, are not highly sensitive to downward deviations from actual results, as the carrying values of the businesses have been reduced substantially.

*****

March 5, 2010

Should you require further clarification of the matters discussed in this letter or in the amended Registration Statement, please contact me or Sarah A. Lewis at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum

cc:	William A. Smith II

Vice President, General Counsel and Secretary, Metals USA Holdings Corp.

LizabethAnn R. Eisen

Cravath, Swaine & Moore LLP